SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 20, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 20, 2006 announcing Groupe Danone’s sales results for the first quarter of 2006.

April 20th, 2006

First quarter 2006

A solid like-for-like sales growth: +9%

In the first quarter of 2006, Groupe DANONE reported consolidated sales of EUR 3,534 million compared to EUR 3,075 million in the first quarter of 2005, an increase of +14.9% on a historical basis.

At constant scope of consolidation and exchange rates, Groupe DANONE sales increased by +9%.

Changes in exchange rates had a positive impact of +5% while the scope of consolidation positively impacted sales by +0.9%.

Sales by business line and geographical area were as follows:

(€ millions)	1st Quarter Sales
	2005	2006
BY BUSINESS LINE
Fresh Dairy Products	1,713	1,990
Beverages	797	947
Biscuits & Cereal Products	565	597

BY GEOGRAPHICAL AREA
Europe	1,986	2,079
Asia	523	678
Rest of world	566	777

TOTAL GROUP	3,075	3,534

For further information:

Corporate Communication: +33 1 44 35 20 75 – Investor Relations Department: +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 26 95

The +9% sales growth is derived from volume for +7.2% and from value for +1.8%.

Like-for-like sales growth by business line and geographical area were as follows:

1st Quarter Sales
BY BUSINESS LINE
Fresh Dairy Products	+9.5%
Beverages	+11.8%
Biscuits & Cereal Snacks	+3.5%

BY GEOGRAPHICAL AREA
Europe	+4.3%
Asia	+17.9%
Rest of world	+16.5%

TOTAL GROUP	+9.0%

The 1st quarter performance is in line with the Group’s overall expectations and is a result of both continuing robust growth in Asia, Americas and Eastern Europe, and from an improvement in sales from our French businesses.

Danone also confirms its 2006 targets:

•	a like-for-like sales growth between +5% and +7%

•	a trading operating margin progression between +20 and +40 basis points (on a like-for-like basis)

•	a low double digit growth in underlying earnings per share

Agenda:
• April 27, 2006:	Shareholder’s Annual Meeting
• August 2nd, 2006:	First Half Sales and Results for 2006
• October 17, 2006:	2006 First 9 Months Sales

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information:

Corporate Communication: +33 1 44 35 20 75 - Investor Relations Department: +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann - 75009 Paris - Fax +33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 20, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer